Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”) 1805 – 925 West Georgia Street Vancouver, BC V6C 3L2 CANADA Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 2.	Date of Material Change

October 14, 2015

Item 3.	News Release

The press release was disseminated through the services of Marketwired.

Item 4.	Summary of Material Change

The Company announced that total production at its five operating silver mines in Mexico for the third quarter ended September 30, 2015 reached 3,558,035 equivalent ounces of silver, relatively unchanged compared to the same quarter in 2014.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

October 14, 2015

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR NYSE - AG Frankfurt – FMV Mexico - AG	October 14, 2015

First Majestic Produces 3.6 Million Silver Eqv. Ounces in Q3’15

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production at its five operating silver mines in Mexico for the third quarter ended September 30, 2015 reached 3,558,035 equivalent ounces of silver, relatively unchanged compared to the same quarter in 2014.

“Our third quarter results saw overall improvements in silver recoveries and throughput rates primarily due to the recent expansion of the La Encantada plant to 3,000 tonnes per day. At San Martin and La Guitarra, we continue to encounter high grades of silver and gold which resulted in record quarterly production at both operations,” stated Keith Neumeyer, President & CEO of First Majestic. “However, due to the continued weakness in metal prices, we are modifying our operations in order to ensure free cash flow is generated across the entire business. These changes include additional layoffs and mine plan revisions. Once these changes are fully implemented, and with the addition of the newly acquired Santa Elena Mine, the Company is expected to benefit from improved operating margins, increased cash flows and greater economies of scale.”

Consolidated Production Results:

	Q3	Q3	Y/Y	Q2	Q/Q
	2015	2014	Change	2015	Change
Ore processed/tonnes milled	675,032	621,196	9%	662,637	2%
Total production - ounces of silver equivalent	3,558,035	3,523,536	1%	3,802,558	-6%
Total silver ounces produced	2,593,309	2,680,439	-3%	2,716,503	-5%
Silver grade (g/t)	167	196	-15%	182	-8%
Silver recovery (%)	72	68	5%	70	2%
Pounds of lead produced	8,743,453	9,703,792	-10%	11,078,235	-21%
Pounds of zinc produced	3,122,498	3,222,877	-3%	3,824,737	-18%
Gold ounces produced	4,434	2,781	59%	3,528	26%

*Certain amounts shown in this news release may not add exactly to the total amount due to rounding differences.

Quarterly Operational Review:

The total ore processed during the quarter at the Company's five operating silver mines: La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 675,032 tonnes, representing a 9% increase compared to the third quarter of the prior year and a 2% increase from the previous quarter. The increase in tonnes compared to the prior quarter was primarily due to a 33% increase in throughput rates at La Encantada following the completion of the plant expansion to 3,000 tpd, however, offset by a 23% decrease in throughput rates at Del Toro which was affected by ventilation issues during the quarter.

Average silver grades in the quarter for the five mines decreased to 167 g/t compared to 196 g/t in the third quarter of 2014 and decreased 8% compared with the previous quarter. Combined silver recoveries averaged 72% during the quarter, up from 68% in the same quarter of the prior year and above the second quarter average of 70%.

The Company's underground development in the third quarter consisted of 8,231 metres, a 20% decrease compared to 10,259 metres completed in the previous quarter.

During the quarter, 13 diamond drill rigs were operating at the Company’s five operations. The Company completed 8,586 metres of diamond drilling in the quarter compared to 16,268 metres in the prior quarter, representing a 47% decrease primarily due to a cost reduction strategy in response to the low and volatile silver price environment.

The table below represents the operating parameters at each of the Company’s five producing silver mines.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes per Day	Silver Grade (g/t)	Silver Recovery %	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
La Encantada	252,377	2,743	142	58%	668,124	25	-	-	669,994
La Parrilla	166,815	1,813	141	78%	585,414	331	2,580,988	3,122,498	919,167
Del Toro	124,093	1,349	148	72%	424,413	55	6,162,466	-	750,458
San Martin	87,883	955	282	81%	642,473	1,648	-	-	766,733
La Guitarra	43,864	477	232	83%	272,885	2,375	-	-	451,684
Total	675,032	7,337	167	72%	2,593,309	4,434	8,743,453	3,122,498	3,558,035

The following prices were used in the calculation of silver equivalent ounces: Silver: $14.91 per ounce; Gold: $1,123 per ounce; Lead: $0.78 per pound; Zinc $0.83 per pound.

At the La Encantada Silver Mine:

•	For the quarter, total silver production was 668,124 silver ounces representing an 11% increase over the previous quarter. The increase was primarily due to a 33% increase in processed ore and 4% higher recoveries, however, offset by a 20% decrease in grade.
•	In an effort to reduce energy costs, the Company signed a 2-year contract with a gas supplier to convert the entire operation’s power generation from diesel to natural gas, at no cost to First Majestic. The Company estimates La Encantada will realize a reduction in energy costs of approximately 20% as a result of the fuel conversion. The conversion is expected to be fully operational by the end of November.

•	The Company is also reviewing the possibility of implementing the same natural gas power generation at the recently acquired Santa Elena Mine.
•	A total of 1,290 metres of underground development were completed in the third quarter compared to 2,021 metres of development in the previous quarter.
•	Four drill rigs consisting of two underground and two on surface were active at La Encantada during the quarter. A total of 4,680 metres of exploration drilling was completed in the third quarter compared to 5,309 metres of drilling in the previous quarter. The Company anticipates the release of an updated NI 43-101 Technical Report by the end of the November.

At the La Parrilla Silver Mine:

•	During the quarter, the flotation circuit processed 92,710 tonnes with an average silver grade of 156 g/t and an 87% recovery while the cyanidation circuit processed 74,105 tonnes with an average silver grade of 121 g/t and a 62% recovery.
•	The lead circuit processed an average lead grade of 1.6% with recoveries of 80% for total lead production of 2,580,988 lbs, representing a 26% increase compared to the previous quarter. The increase in lead production was primarily attributed to 7% higher recoveries and 14% increase in grade.
•	The zinc circuit processed an average zinc grade of 2.4% with recoveries of 65% for total zinc production of 3,122,498 lbs, representing an 18% decrease compared to the previous quarter. The decrease in zinc production was primarily due to 10% lower grades and 12% lower recoveries.
•	As a result of the current low silver price, cut off grades for the oxide circuit need to be increased in order to produce profitable ounces. This higher cut off will result in lower throughputs of approximately 500 tpd in the fourth quarter. The Company has also signed an ore purchase program with a local small producer to supply high grade oxide ore to La Parrilla. Furthermore, the Company is in the planning stage to increase the La Parrilla sulphide circuit by approximately 20% to 1,300 tpd beginning in 2016.
•	Underground development completed in the quarter totaled 1,701 metres compared with 1,901 metres developed in the previous quarter.
•	Two underground drill rigs were active within the La Parrilla property during the quarter. A total of 1,367 metres were drilled in the third quarter compared to 4,356 metres in the previous quarter.

At the Del Toro Silver Mine:

•	For the quarter, Del Toro produced a total of 750,458 silver equivalent ounces representing a 35% decrease compared to the previous quarter. The decrease in total production was primarily due to a 23% decrease in throughput due to ventilation issues and a 17% decrease in silver grades.
•	Lead grades and recoveries averaged 3.7% and 62%, respectively, producing a total of 6,162,466 pounds of lead, representing a 32% decrease compared to the previous quarter. The decrease was primarily related to lower throughput rates.

•	Underground development completed in the quarter totaled 1,091 metres compared with 1,813 metres developed in the previous quarter.
•	Three drill rigs consisting of two underground and one on surface were active in the third quarter at Del Toro. Total exploration metres drilled in the quarter amounted to 1,644 metres compared to 5,200 metres drilled in the previous quarter.

At the San Martin Silver Mine:

•	During the quarter, San Martin produced 642,473 silver ounces and 1,648 ounces of gold for a total quarterly production of 766,733 silver equivalent ounces, representing a new quarterly production record. Compared to the previous quarter, total production increased 10% due to a 5% increase in silver grades and a 4% increase in silver recoveries.
•	Underground development completed in the third quarter totaled 1,974 metres compared with 2,208 metres of development in the previous quarter.
•	Two underground drill rigs were active within the San Martin property during the quarter. Total metres drilled in the third quarter amounted to 482 metres compared to 833 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

•	During the quarter, La Guitarra produced 272,885 silver ounces and 2,375 gold ounces for a total quarterly production of 451,684 silver equivalent ounces representing the highest quarterly production since the Company took over operations in 2012. The increase in total production is primarily due to a 14% increase in silver grades and a 29% increase in gold grades from El Coloso compared to the prior quarter.
•	At the end of the quarter, the underground drift to access the Nazareno area had advanced a total of 333 metres. The first known structure within the Nazareno area, called Comales, is approximately 157 metres away from the current development and is expected to be accessed and explored by the end of the fourth quarter.
•	A total of 2,175 metres of development were completed in the third quarter compared to 2,316 metres of development in the previous quarter.
•	Two underground drill rigs were active in the third quarter within the La Guitarra property. Total metres drilled in the quarter amounted to 414 metres compared to 569 metres drilled in the previous quarter.

Corporate Update:

As of October 1, 2015, First Majestic assumed full operations at the Santa Elena Mine in Sonora, Mexico, as a result of the acquisition of SilverCrest Mines. The Santa Elena operation is now the Company’s sixth operating mine and is expected to increase annual silver equivalent production by over 25%. However, with the continued weakness in metal prices, the Company is reviewing all operating mine plans which may result in reduced production targets at some of the operations in order to improve profitability. Management believes leaving higher cost ounces in the ground is a prudent choice for its shareholders until silver prices improve. The Company is expected to provide further details with the release of the unaudited third quarter financial results on November 16, 2015.

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer

President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2014, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.